UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2023

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Credit Suisse Group AG and Credit Suisse AG are filing this amendment on Form 6-K/A to their Report on Form 6-K, filed on February 9, 2023 (accession number 0001370368-23-000015) (the "Form 6-K"), solely to correct the registrants on the cover page.

This Form 6-K/A supersedes and replaces the Form 6-K in its entirety and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336), except the quotes from the Chairman of the Board of Directors and Group CEO, the sentences containing biographical information as well as the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR

Credit Suisse Group announces the acquisition of The Klein Group LLC, the appointment of Michael Klein as Chief Executive Officer of Banking and of the Americas as well as CEO designate of CS First Boston

Zurich, February 9, 2023 – Credit Suisse Group AG (Credit Suisse) announces today that it has taken further important steps to progress the carveout of CS First Boston as a distinct, leading independent capital markets and competitive advisory led business through the acquisition of The Klein Group LLC1 (“MK&C”), the investment banking business of M. Klein & Company LLC, for a purchase price of USD 175 million. The seller will receive equity in CS First Boston in the form of a convertible note2. In addition, Michael Klein has been appointed Chief Executive Officer (CEO) of Banking and CEO of the Americas, as well as designated CEO of CS First Boston. He will join the Executive Board and report directly to Group CEO Ulrich Körner.

As announced by Credit Suisse at its Strategy Update on October 27, 2022, the carveout of CS First Boston is expected to create an independent capital markets and competitive advisory led business, headquartered in the US, with global capabilities and a preferred long-term partnership with Credit Suisse Group. CS First Boston, with its differentiated proposition and partnership model, is expected to be more global and broader than existing investment-banking boutiques, more focused than bulge bracket players, and to be competitive in attracting and retaining top talent.

MK&C is an internationally recognized investment-banking boutique and registered broker-dealer, with deep and long-standing client relationships including a broad network of senior executives at S&P 500 and blue-chip companies around the globe. MK&C, which is based in New York and employs approximately 40 professionals, has advised on transactions worth over USD 1.5 trillion since its formation in 2010. It has been consistently profitable, while contributing a portion of its earnings to philanthropic initiatives. The MK&C team will integrate with, and is expected to enhance, the management and advisory capabilities of CS First Boston.

Axel P. Lehmann, Chairman of the Board of Directors of Credit Suisse, said: “We are very pleased to announce the planned addition of Michael Klein to our Executive Board through the acquisition of The Klein Group. Michael’s experience and leadership will further strengthen our Executive Board and will help create shareholder value through this key strategic step of creating CS First Boston as an independent global capital markets and competitive advisory led business.”

Ulrich Körner, Chief Executive Officer of Credit Suisse, said: “This acquisition of The Klein Group is an exceptional opportunity for Credit Suisse to successfully deliver on its strategic objective to carve out CS First Boston as an independent global capital markets and competitive advisory led business. This will provide meaningful additional opportunities for the Group and an attractive value proposition for all our stakeholders. We see this move as a strategic way to create shareholder value. I am looking forward to welcoming Michael Klein to the Executive Board. He is an exceptional banker and dealmaker with proven and recognized entrepreneurial success, and I am confident that CS First Boston will thrive under his leadership. The creation of an independent CS First Boston is an important step in the wider transformation of Credit Suisse and the creation of a simpler, more focused bank built around the needs of our clients.”

Michael Klein is an experienced investment banker and financial industry leader with an established track record of building leading advisory and capital raising firms, including MK&C, with over 35 years of investment-banking and strategic-advisory experience. In October 2022, Michael Klein stepped down from the Credit Suisse Board of

1 The registered broker-dealer business of M. Klein & Company LLC
2 The principal amount of the convertible note is expected to be USD 100 million, with the balance being paid in cash dependent on the tax consideration to be paid by the seller at closing

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Media release

Directors, which he joined in 2018. He was previously CEO of Citigroup’s institutional businesses, where he was responsible for the bank’s corporate, institutional and government businesses, including corporate banking, transaction services, corporate lending, advisory, debt and equity underwriting, and alternative asset management activities. Under his leadership, the firm grew organically and, through mergers he initiated or executed, contributed to the building of a top tier firm in mergers and acquisitions and capital raising globally.

To align interests with Credit Suisse, M. Klein & Company LLC (the seller), will receive a convertible note and a warrant. The note will provide annual payments and convert into, and the warrant entitles the seller to subscribe to, CS First Boston shares at a qualified initial public offering or other liquidity event, at the then-valuation of CS First Boston, less a customary discount3. The transaction is expected to have a limited effect on Credit Suisse Group’s CET1 ratio of less than 10 basis points. Deutsche Bank AG, London Branch, has provided a fairness opinion to the Board of Directors of Credit Suisse Group AG in connection with the acquisition.

Following the acquisition’s closing, MK&C is expected to be fully integrated into CS First Boston. Credit Suisse will retain control over the ultimate scope and structure of CS First Boston, including options to attract third-party capital in the future, as announced at the bank’s Strategy Update on October 27, 2022.

Michael Klein’s appointment to the Credit Suisse Executive Board and Credit Suisse’s acquisition of MK&C are subject to regulatory approvals, with the transaction expected to close in the first half of 2023.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking and asset management capabilities and its strong presence in its home market of Switzerland. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Important information

We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), customer reaction to our proposed initiatives, enhanced risks to our businesses during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse

3 The purchase price is USD 175 million. The NPV of the transaction to Credit Suisse is expected to be approximately USD 210 million which also includes interest cost, annual payments on the note and other payments that may in the future become payable in respect of this transaction.

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(https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪ our plans, targets or goals;
▪ our future economic performance or prospects;
▪ the potential effect on our future performance of certain contingencies; and
▪ assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

▪ the ability to maintain sufficient liquidity and access capital markets;
▪ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
▪ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
▪ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
▪ the extent of outflows of assets or future net new asset generation across our divisions;
▪ our ability to improve our risk management procedures and policies and hedging strategies;
▪ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
▪ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
▪ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
▪ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other creditrelated exposures;
▪ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
▪ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
▪ our ability to successfully implement the divestment of any non-core business;
▪ the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives’;
▪ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
▪ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;

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▪ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
▪ political, social and environmental developments, including climate change;
▪ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪ operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
▪ the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
▪ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪ the potential effects of changes in our legal entity structure;
▪ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪ the ability to retain and recruit qualified personnel;
▪ the ability to protect our reputation and promote our brand;
▪ the ability to increase market share and control expenses;
▪ technological changes instituted by us, our counterparties or competitors;
▪ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell noncore assets; and
▪ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021 and in “Risk factor” in Credit Suisse results – Credit Suisse in our 3Q22 Financial Report.

Disclaimer

The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under the securities laws of any state of the United States, and may not be offered, sold, resold or delivered directly or indirectly except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2023 Credit Suisse Group AG and/or its affiliates. All rights reserved.

The English language version of this document is the controlling version.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Heidi Schmid Obrist
Heidi Schmid Obrist
Director

/s/ Annina Müller
Annina Müller
Date: February 14, 2023		Vice President